EXHIBIT 99.1

Caledonia Mining Corporation Plc: Notice of Availability of AGM Materials

ST HELIER, Jersey, March 26, 2025 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (the "Company") (NYSE AMERICAN: CMCL; AIM: CMCL; VFEX: CMCL) announces that documents comprising a notice of annual general meeting of shareholders (the “AGM”) and a management information circular – solicitation of proxies together with a proxy form are now available at:

https://www.caledoniamining.com/investors/shareholder-information/#shareholder-meeting-documents

The AGM will be held at Radisson Blu Waterfront Hotel, Rue de l'Etau, St Helier, Jersey JE2 3WF, Channel Islands on Tuesday, May 6, 2025 commencing at 9:00 a.m. (UK time).

Enquiries:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793
Cavendish Capital Markets Limited (Nomad and Joint Broker) Adrian Hadden Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9775
Panmure Liberum Limited (Joint Broker) Scott Mathieson/Ailsa MacMaster	Tel: +44 20 3100 2000
Camarco, Financial PR (UK) Gordon Poole/Julia Tilley/Elfie Kent	Tel: +44 20 3757 4980
3PPB (Financial PR, North America) Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538
Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131
IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39